

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 14, 2009

Mr. Jeffrey L. Parker
Chief Executive Officer
ParkerVision, Inc.
7915 Baymeadows Way, Suite 400
Jacksonville, Florida 32256

> **RE:** **ParkerVision, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-22904**

Dear Mr. Parker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. We note your disclosure that you have three current customer agreements, two of which are licensing agreements, one with ITT and one with an unidentified licensee. Revise your disclosure to include the identity of the counterparty for the licensing agreement that you refer to as "Confidential Licensee."

Item 8. Consolidated Financial Statements and Supplementary Data

2.   Please tell us how you evaluated whether you were a development stage
        enterprise pursuant to SFAS 7. In this regard, we note your minimal revenues
        in 2007 and no revenues in 2008.

Consolidated Balance Sheets, page 27
Note 6 – Other Assets, page 38

3.   Please provide a separate caption and line item for "patents and copyrights" in
        your consolidated balance sheets. Refer to paragraph 42 of SFAS 142.

Item 11. Executive Compensation, page 54

Compensation of Outside Directors, page 68

4.   Disclose all assumptions made in the valuation of awards in the stock awards
        and option awards columns of the director compensation table by reference to
        a discussion of those assumptions in your financial statements, footnotes to
        the financial statements, or discussion in management's discussion and
        analysis. See the Instruction to Regulation S-K Item 402(k), which refers to
        Instruction 1 to Item 402(c)(2)(v) and (vi).

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

5.   We note that you have omitted language from paragraph 4(d) of the
        certifications required by Exchange Act Rule 13a-14(a). Revise your
        certifications to include the exact language of paragraph 4(d) of Item
        601(31)(i) of Regulation S-K.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments through
correspondence over EDGAR within 10 business days or tell us when you will provide us
with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director